SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1 – Final Amendment)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

BLUEGREEN VACATIONS CORPORATION

(Name of the Issuer)

BBX Capital Corporation

Woodbridge Holdings Corporation

BXG Acquisition Sub Corporation

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

09629F108

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman and Chief Executive Officer

BBX Capital Corporation

401 East Las Olas Boulevard

Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, Address, and Telephone Numbers of Persons Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

copies to:

Alison W. Miller

Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.

150 West Flagler Street Suite 2200

Miami, Florida 33130

(305) 789-3200

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$114,958,608	$13,933

*	For purposes of calculating the filing fee only in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value equals the merger consideration of $16.00 per share multiplied by the 7,184,913 outstanding shares of the issuer’s common stock held by persons other than Woodbridge Holdings Corporation, which owns approximately 90.3% of the issuer’s outstanding common stock and is a filing person of this Schedule 13E-3. The transaction value does not reflect any of the outstanding stock appreciation rights with respect to the issuer’s common stock as the per share exercise price of each outstanding stock appreciation right exceeds the merger consideration of $16.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, was calculated by multiplying the transaction valuation of $114,958,608 by 0.0001212.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,933	Filing Party: BBX Capital Corporation
Form or Registration No.: Schedule 13E-3	Date Filed: March 5, 2019

FINAL AMENDMENT TO REPORT

TERMINATION AND ABANDONMENT OF THE MERGER

This Amendment No. 1 is the final amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") that was filed by BBX Capital Corporation, a Florida corporation (“BBX Capital”), Woodbridge Holdings Corporation, a Florida corporation and wholly owned subsidiary of BBX Capital (“Woodbridge”), and BXG Acquisition Sub Corporation, a Florida corporation and wholly owned subsidiary of Woodbridge (“Merger Sub” and, collectively with BBX Capital and Woodbridge, the “Filing Persons”), on March 5, 2019 in connection with the then-contemplated statutory “short-form” merger under Section 607.1104 of the Florida Business Corporation Act pursuant to which Merger Sub would have merged (the “Merger”) with and into Bluegreen Vacations Corporation, a Florida corporation (“Bluegreen”), with Bluegreen being the surviving corporation of the Merger and becoming a wholly owned subsidiary of Woodbridge and an indirect wholly owned subsidiary of BBX Capital.

Pursuant to the Plan of Merger relating to the Merger, none of the Filing Persons had any obligation to consummate the Merger and could decide to terminate the Merger at any time before it became effective. On May 22, 2019, BBX Capital determined not to proceed with the Merger. Accordingly, on May 22, 2019, Woodbridge executed a Termination of Plan of Merger which terminated the Plan of Merger and abandoned the Merger. As a result, the Merger will not be consummated and Bluegreen will continue as a separate public company. Bluegreen’s common stock is listed on the New York Stock Exchange under the ticker symbol “BXG.” BBX Capital will continue to hold its approximately 90% interest in Bluegreen.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 24, 2019

BBX CAPITAL CORPORATION

By:	/s/ Raymond S. Lopez
Name: Raymond S. Lopez
Title: Executive Vice President and Chief Financial Officer

WOODBRIDGE HOLDINGS CORPORATION

By:	/s/ Raymond S. Lopez
Name: Raymond S. Lopez
Title: Chief Financial Officer

BXG ACQUISITION SUB CORPORATION

By:	/s/ Raymond S. Lopez
Name: Raymond S. Lopez
Title: Chief Financial Officer

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